Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected in the previous sixty days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 15, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.
Reporting Person: ValueAct Master Fund
Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
03/27/2025	Buy	763,800	$13.11
04/08/2025	Buy	575,000	$13.74
05/09/2025	Buy	861,800	$11.30
05/12/2025	Buy	1,260,300	$11.58
05/13/2025	Buy	2,950,000	$12.30
05/14/2025	Buy	2,000,000	$12.67
05/15/2025	Buy	750,000	$12.60